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                                                             EXHIBIT 99.b10.(b)

                          [ROPES & GRAY LETTERHEAD]






                                April 25, 1997




Kemper Investors Fund
222 South Riverside Plaza
Chicago, Illinois 60606

Vedder, Price, Kaufman & Kammholz
22 North LaSalle Street
Chicago, Illinois 60601

Ladies and Gentlemen:

        We are furnishing this opinion with respect to the proposed offer and sale from time to time by the Blue Chip Portfolio and the Global Income Portfolio (the "Funds"), each a series of Kemper Investors Fund (the "Trust"), of an indefinite number of shares of beneficial interest of the Funds (the "Shares"), pursuant to a post-effective amendment to the Trust's Registration Statement on Form N-1A (No. 33-11802) under the Securities Act of 1933, as amended.

        We have examined the Trust's records of Trustee action, its By-Laws and its Agreement and Declaration of Trust, as amended to date. We have examined such other documents as we deem necessary for the purposes of this opinion. With respect to the organization and legal existence of the Trust, we have relied, with your consent, solely on an opinion of Freedman, Levy, Kroll & Simonds dated June 12, 1987 and a certificate of the Secretary of State of The Commonwealth of Massachusetts dated April 22, 1997.

        We assume that appropriate action has been or will be taken to register or qualify the sale of the Shares under any applicable state laws regulating sales and offerings of securities and that upon sale of the Shares, the Trust will receive the authorized consideration therefor, and that such consideration will in each case at lease equal the net asset value of the shares,

        Based upon the foregoing, we are of the opinion that:

        1. The Trust is a legally organized and validly existing unincorporated voluntary association under the laws of The Commonwealth of Massachusetts which, unless terminated

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Kemper Investors Fund
Vedder, Price, Kaufman & Kammholz        -2-                      April 25, 1997



as provided in its Agreement an Declaration of Trust, shall continue in existence without limitation of time.

        2. The Trust authorized to issue an unlimited number of Shares and that, when the Shares are issued and sold after the post-effective amendment to the Registration Statement has been declared effective and the authorized consideration therefor is received by the Trust, they will be validly issued, fully paid, and nonassessable by the Trust.

        The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust or any series of the Trust (a "Series"). However, the Agreement and Declaration of Trust disclaims shareholder liability for acts and obligations of the Trust or of a particular Series and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trustees or officers of the Trust. The Agreement and Declaration of Trust provides for indemnification out of the property of a particular Series for all loss and expense of any shareholder of that Series held personally liable for the obligations of such Series. Thus, the risk of liability is limited to circumstances in which the relevant Series would be unable to meet its obligations.

        We hereby consent to the filing of this opinion as an exhibit to the aforesaid post-effective amendment to the Trust's Registration Statement.

                                           Very truly yours,



                                           Ropes & Gray